[Letterhead of Thompson Hine LLP]

January 5, 2017

By EDGAR and Electronic Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David L. Orlic Christina Thomas

RE:	ARI Network Services, Inc. (“ARI” or the “Company”) Definitive Additional Soliciting Materials

Filed by Park City Capital, LLC, et al.

Filed December 27, 2016

File No. 001-19608

Dear Mr. Orlic and Ms. Thomas,

On behalf of Park City Capital, LLC (“Park City Capital”), Park City Capital Offshore Master, Ltd., John M. Mueller and Michael J. Fox, we are responding to your letter dated December 29, 2016 in connection with the definitive additional proxy soliciting materials filed by Park City Capital, LLC, et al on December 27, 2016. We have reviewed the comments of the Staff of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in bold, with our response following.

General

•	On page one of the press release, Park City Capital claims the following as a basis for its belief that ARI’s disclosure is dishonest: “ARI continues to state that [ARI’s nominee] was not charged by the SEC, even after being forced by the SEC to retract its statement that this ‘effectively exonerated’ [ARI’s nominee].” As an initial matter, with regard to the second clause of this sentence, please refrain from assigning views or actions to the Commission or its staff in your solicitation materials. Please also advise as to how ARI’s revised assessment of the import of its original statement supports the belief that the original statement itself (i.e., that its nominee was not charged) is dishonest.

Response: In a press release dated December 2, 2016, ARI stated that “the SEC affirmatively notified Mr. Mortimore that he would not be the subject of any enforcement action or ongoing investigation, effectively exonerating him from any allegation of wrongdoing in the matter.”

ARI is represented by a law firm, Godfrey & Kahn, and proxy advisory firm, Morrow Sodali, which are presumably experienced in federal securities law matters. Experienced practitioners know, or should know, that not being charged by the SEC does not “effectively exonerate” an individual who was the subject of an SEC review or investigation. Experienced public company directors and officers should know this as well. Park City Capital believes that the above statement by ARI would be shocking to people experienced in this area. Park City Capital therefore believes that ARI knew the statement was false and intended to mislead.

At the end of a lengthy letter to shareholders dated December 13, 2016, ARI issued the following “clarification” of the above statement:

“In our letter of December 2, 2016, we noted in our discussion of the events that took place at Merge Healthcare Inc. that ‘the SEC affirmatively notified Mr. Mortimore that he would not be the subject of any enforcement action or ongoing investigation, effectively exonerating him from any allegation of wrongdoing in the matter’.  As a point of clarification, we wish to note that while Mr. Mortimore did in fact receive such a notification from the SEC, the SEC’s decision not to pursue an enforcement action did not constitute an ‘exoneration’ of Mr. Mortimore.”

Park City Capital believes that this “clarification” is a confirmation that the original statement was false and misleading.

Despite the “clarification,” in a December 19 press release, ARI again released the statement regarding Mortimore that they retracted. ARI then issued a press release titled “CORRECTION - ARI Network Services, Inc., Provides Supplemental Proxy Voting Information.” ARI did not file either of those press releases with the SEC as additional proxy soliciting material.

Despite having to retract the statement regarding Mortimore’s “effective exoneration” by the SEC, ARI continued to make statements to the same effect, and other false and misleading statements regarding Mortimore, including that the allegations against him are “baseless” and “completely unfounded” and that he was not forced to resign by the Merge board, and the following:

ARI stated in a Q&A for shareholders released on December 16 that “The SEC, after interviewing Mr. Mortimore, dozens of other Merge employees, customers, the outside auditors and Merge Board members, decided not to charge Mr. Mortimore….”

In its report released on December 23, ISS reported the following regarding what ARI stated about Mortimore:

“The board argues that the dissident offers a distorted view of Mortimore’s tenure at Merge, pointing out that neither Merge nor the SEC provided any evidence of Mortimore’s engagement in accounting fraud.” (Emphasis added).

The ISS further reported that ARI stated the following:

“Mortimore was not charged, even though Merge’s former CEO and CFO were charged for improper revenue recognition practices.”

ISS also reported the following false statement by ARI:

“Furthermore, the board states in its investor Q&A filed on Dec. 16, 2016 that although Mortimore resigned from the Merge board in 2006, the Merge board ‘did not request Mr. Mortimore to resign because it believed he had been part of any scheme to defraud.’”

Merge itself in litigation filed by Mortimore stated that Mortimore was given the choice to resign or be terminated for cause, a Wisconsin court of appeals decision states the same, and Merge’s own law firm has publicly stated the following in writing:

“Upon discovery of his conduct, Merge’s board of directors gave Motimore the choice to resign or to be terminated for cause. Mr. Mortimore chose to resign from all positions with the company….”

Merge’s own law firm also publicly stated the following in writing:

“The arbitrator expressly held that Mr. Mortimore’s conduct was a material violation of company policy…and that his actions constituted willful misconduct….”

Park City Capital believes that it is false and misleading for ARI to state that the claims against Motimore are “baseless,” that the claims are “completely unfounded,” to state that Mortimore was not forced to resign by Merge, to state that Mortimore was “effectively exonerated” by the SEC, to state that the SEC did not provide any evidence of wrongdoing by Mortimore, or to make statements that imply the SEC cleared Mortimore, all while knowing that Mortimore was found by an arbitrator to have committed a “material violation of company policy” and engaged in “willful misconduct” and to have been given “the choice to resign or to be terminated for cause.”

Park City Capital also notes that ARI never disclosed the “statement of regret” that Mortimore delivered to the Merge board as part of the settlement with Merge after Mortimore was determined to have engaged in willful misconduct.

If you have any questions, please contact me at (216) 566-5527 or Derek.Bork@ThompsonHine.com.

Respectfully,

/s/ Derek D. Bork

Derek D. Bork

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